Exhibit 99.1

Baozun Announces Strategic Alliance with Fosun Fashion Group to Capture Potential of Luxury Sector

Beijing, China, April 28, 2021 — Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today a strategic alliance with Fosun Fashion Group (Cayman) Limited (“Fosun Fashion Group” or “FFG”), a subsidiary of Fosun International Limited (HKEX: 0656) (“Fosun”), an innovation-driven consumer group, to capitalize on the emerging demand for luxury brands in China.

Leveraging the strong momentum of China’s consumer market, FFG manages Fosun’s portfolio of luxury and fashion assets, while seeking investments in global retail brands. Baozun and Fosun share a belief in the China market as one of the brightest spots in the global luxury market, with prospects for exponential growth, together with a faith in the critical importance of China e-commerce to global brands.

Under the terms of the Strategic Business Cooperation Agreement (“SBCA”), Baozun and FFG will work together to develop best practices and achieve best results for FFG’s brands in China e-commerce, while exploring opportunities to introduce new brands to the Chinese market. Baozun will become the preferred one-stop e-commerce solutions provider for all brands in FFG’s portfolio, as well as FFG’s preferred partner in exploring new business models and solutions for brand e-commerce. Baozun will become a minority shareholder in FFG, along with other strategic investors and seasoned industry players, by participating in FFG’s financing, in which Fosun will serve as the lead investor. The Company believes that, the SBCA and Baozun’s minority investment in FFG will create a unique opportunity for the two partners to work closely to capture this potential.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun commented, “We are pleased to have established a strategic alliance with Fosun Fashion Group and are excited about the opportunities ahead. Fosun Fashion Group not only brings us an extended portfolio of luxury brand partners, but also gives us deeper insight into the global luxury sector. The alliance helps to extend our value chain in the luxury segment, taking advantage of Fosun Fashion Group’s strong understanding of the brands and track record in brand building. China is on its way to becoming the main growth driver of the global luxury market. We believe our unique position in the sector will bring added value to our brand partners while at the same time contributing in a healthy and sustainable way to our top and bottom lines within the next three to five years.”

“As the global landscape of e-commerce changes, there is no doubt that it is changing faster in China than any other market,” Joann Cheng, Chairman of FFG said. She added, “We made a strategic decision to collaborate with Baozun, with its cutting-edge expertise, to introduce our brands to this very dynamic market. We have been impressed by Baozun’s leadership in providing technology-empowered infrastructure, serving brand e-commerce in an integrated, digitalized and holistic ecosystem, as well as its omni-channel capabilities and innovation. We believe this strategic alliance is the first step in a deeper and broader long-term relationship with Baozun while continuing a successful journey with our brand partners in China’s e-commerce industry.”

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment. For more information, please visit http://ir.baozun.com.

About Fosun Fashion Group (FFG)

Launched in 2017 and based in Shanghai, China, FFG is a multi-disciplinary industry platform under Fosun International Limited. that focuses on in-depth operations and strategic investments in luxury fashion. Rooted in China with a global vision, FFG is able to provide the complete solution for brands’ sustainable growth. FFG believes that long-term value can be created through a variety of strategic initiatives. These include brand building, talent recruiting, product development, strategic alliances, channel expansion, digitalization, as well as full-spectrum local operation provided through its China operation arm, Fosun Fashion Brand Management (FFBM). Through its unique approach and position, FFG looks to create and connect cross-border communities, empower talent and drive growth. For more information, please visit http://fashion.fosun.com/.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

For investor and media inquiries, please contact:

Baozun Inc.:

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com